SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
PAVILION BANCORP, INC.
(Name of Subject Company (Issuer))
PAVILION BANCORP, INC. (Issuer)
(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))
COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)
703840108
(CUSIP Number of Class of Securities)
Mr. Douglas L. Kapnick
Chairman of the Board
Pavilion Bancorp, Inc.
135 East Maumee Street
Adrian, Michigan 49221
(517) 265-5144
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies To:
Harvey Koning
Varnum, Riddering, Schmidt & Howlett, LLP
333 Bridge Street N.W.
Grand Rapids, Michigan 49504
(616) 336-6000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$8,502,912	$1,001

*	Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 128,832 shares, no par value, at the tender offer price of $66.00 per share in cash.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission, equals $117.70 per million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A.
Form or Registration No.: N/A	Date Filed: N/A.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐.

SCHEDULE TO
      This Tender Offer Statement on Schedule TO relates to an issuer tender offer by Pavilion Bancorp, Inc., a Michigan corporation, to purchase up to 128,832 of its common shares, no par value. The Company is offering to purchase these shares at a price of $66.00 per share, net to the seller in cash, without interest. The Company’s tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 12, 2005 and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This tender offer statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.
      The information set forth in the Offer to Purchase under the section captioned “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.
      (a) The issuer of the securities to which this Schedule TO relates is Pavilion Bancorp, Inc., a Michigan corporation (the “Company”), and the address of its principal executive office and its mailing address is 135 East Maumee Street, Adrian, Michigan 49221, and the telephone number at such address is (517) 265-5144.
      (b) This Schedule TO relates to the offer by the Company to purchase up to 128,832 (or such lesser number of shares as are properly tendered) of its common shares, no par value (the “Shares”), 858,981 of which Shares were outstanding as of April 1, 2005.
      (c) The information set forth in “Summary” and “Section 8. Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.
      (a) The Filing Person to which this Schedule TO relates is the subject Company. For information regarding the subject Company, see Item 2(a) above. The information set forth in “Section 11. — Information About Our Shares; Interests of Directors, Executive Officers and Certain Shareholders; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

Item 4.	Terms of the Transaction.
      (a) The information set forth in “Summary” and “Section 1. — Number of Shares; Price; Priority of Purchase,” “Section 2. — Purpose of and Reasons for the Tender Offer,” “Section 3. — Procedures for Tendering Shares,” “Section 4. — Withdrawal Rights,” “Section 5. — Purchase of Shares and Payment of Purchase Price,” “Section 6. — Conditional Tender Procedures,” “Section 7. — Conditions of Our Offer,” “Section 9. — Source and Amount of Funds,” “Section 11. — Information About Our Shares; Interests of Directors, Executive Officers and Certain Shareholders; Transactions and Arrangements Concerning Shares,” “Section 12. — Effects of Our Offer on the Market for Our Shares; Registration under the Exchange Act,” “Section 14. — Federal Income Tax Consequences,” and “Section 15. — Extension of Our Offer; Termination; Amendment” of the Offer to Purchase is incorporated herein by reference.
      (b) The Company’s directors, executive officers, and affiliates are entitled to participate in the offer on the same basis as all other shareholders. Participants in Pavilion Bancorp, Inc.’s Dividend Reinvestment and Stock Purchase Plan and Employee Stock Ownership and 401(k) Savings Plan are also entitled to participate in the offer as to their shares held in plan accounts on the same basis as all other shareholders. The Company is not aware of whether any participants in the Dividend Reinvestment and Stock Purchase Plan or the Employee Stock Ownership and 401(k) Savings Plan will tender any of their shares in the plan for purchase by the Company. The information set forth in “Section 3. — Procedures for Tendering Shares” and “Section 11. Information About Our Shares; Interests of Directors, Executive Officers and Certain

Shareholders, Transactions and Arrangements Concerning Shares” of the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
      (e) The information set forth in “Section 11. — Information About Our Shares; Interests of Directors and Executive Officers and Certain Shareholders; Transactions and Arrangements Concerning Shares” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.
      (a)-(c) The information set forth in “Section 2. — “Purposes of and Reasons for the Offer” and “Section 11. — Information About Our Shares; Interests of Directors, Executive Officers and Certain Shareholders; Transactions and Arrangements Concerning Shares” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.
      (a) The information set forth in “Section 9. — Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
      (b) The information set forth in “Section 7. — Conditions of Our Offer” and “Section 9. — Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
      (d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.
      (a)-(b) The information set forth in “Section 11. — Information about our Shares; Interests of Directors, Executive Officers and Certain Shareholders; Transactions and Arrangements Concerning Shares” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/ Assets Retained, Employed, Compensated Or Used.
      (a) The information set forth in “Section 16. — Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.
      (a) Financial Information; Pro Forma Information. Not applicable. Notwithstanding that financial statements are not required pursuant to Instruction 2 to Item 10, the Company has provided certain historical financial information and certain pro forma financial information for the most recent fiscal quarter, and has incorporated by reference certain documents filed with the Securities and Exchange Commission, in Section 10 of the Offer to Purchase (“Information About Us”).

Item 11.	Additional Information.
      (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 10 of the Offer to Purchase (“Information Regarding About Us”), Section 11 of the Offer to Purchase (“Interests of Directors, Executive Officers and Certain Shareholders; Transactions and Arrangement Concerning Shares”) and Section 13 of the Offer to Purchase (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
      (b) Other Material Information. The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase, dated April 12, 2005

(a)(1)(ii)	Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9)

(a)(1)(iii)	Notice of Guaranteed Delivery

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients

(a)(1)(vi)	Instruction Form for Shares Held by Brokers, Dealers, Commercial Banks and Trust Companies

(a)(1)(vii)	Letter to Participants in the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan

(a)(1)(viii)	Trustee Direction Form for Shares Held by Participants in the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan

(a)(1)(ix)	Letter to Shareholders of Pavilion Bancorp, Inc., dated April 12, 2005, from Douglas L. Kapnick, Chairman of the Board of Pavilion Bancorp, Inc.

(a)(1)(x)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(xi)	Press Release issued by Pavilion Bancorp, Inc., dated April 11, 2005

(a)(1)(xii)	Questions and Answers about the Offer of Pavilion Bancorp, Inc. to Purchase its Common Stock, dated April 12, 2005

(a)(1)(xiii)	Questions and Answers about the Offer of Pavilion Bancorp, Inc. to Purchase its Common Stock With Respect to Participants in the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan, dated April 12, 2005

(a)(2)	None

(a)(3)	None

(a)(4)	None

(a)(5)	None

(b)	None

(d)(1)(i)	2004 Pavilion Bancorp, Inc. Dividend Reinvestment Plan and Stock Purchase Plan (incorporated by reference to the Company’s Registration Statement on Form S-3D, filed with the Securities and Exchange Commission on February 10, 2004)

(d)(1)(ii)(A)	Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan (1997 Restatement)

(d)(1)(ii)(B)	Amendment No. 1 to the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan (1997 Restatement)

(d)(1)(ii)(C)	Amendment No. 2 to the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan (1997 Restatement)

(d)(1)(ii)(D)	Amendment No. 3 to the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan (1997 Restatement)

(g)	None

(h)	None

Item 13.	Information Required By Schedule 13e-3.
      Not applicable.

SIGNATURES
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PAVILION BANCORP, INC.

By:	/s/ Douglas L. Kapnick

Douglas L. Kapnick
Chairman of the Board
Dated: April 12, 2005

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated April 12, 2005

(a)(1)(ii)	Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9)

(a)(1)(iii)	Notice of Guaranteed Delivery

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients

(a)(1)(vi)	Instruction Form for Shares Held by Brokers, Dealers, Commercial Banks and Trust Companies

(a)(1)(vii)	Letter to Participants in the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan

(a)(1)(viii)	Trustee Direction Form for Shares Held by Participants in the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan

(a)(1)(ix)	Letter to Shareholders of Pavilion Bancorp, Inc., dated April 12, 2005, from Douglas L. Kapnick, Chairman of the Board of Pavilion Bancorp, Inc.

(a)(1)(x)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(xi)	Press Release issued by Pavilion Bancorp, Inc., dated April 11, 2005

(a)(1)(xii)	Questions and Answers about the Offer of Pavilion Bancorp, Inc. to Purchase its Common Stock, dated April 12, 2005

(a)(1)(xiii)	Questions and Answers about the Offer of Pavilion Bancorp, Inc. to Purchase its Common Stock With Respect to Participants in the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan, dated April 12, 2005

(d)(1)(i)	2004 Pavilion Bancorp, Inc. Dividend Reinvestment Plan and Stock Purchase Plan (incorporated by reference to the Registrant’s Registration Statement on Form S-3D, filed with the Securities and Exchange Commission on February 10, 2004)

(d)(1)(ii)(A)	Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan (1997 Restatement)

(d)(1)(ii)(B)	Amendment No. 1 to the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan (1997 Restatement)

(d)(1)(ii)(C)	Amendment No. 2 to the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan (1997 Restatement)

(d)(1)(ii)(D)	Amendment No. 3 to the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan (1997 Restatement)